A-Power Reports Second Quarter 2010 Financial Results

SHENYANG, China, August 26, 2010 /PRNewswire-Asia-FirstCall/ -- A-Power Energy Generation Systems, Ltd. (Nasdaq: APWR - News) (“A-Power” or “the Company”), a leading provider of distributed power generation systems in China and a fast-growing manufacturer of wind turbines, today announced unaudited consolidated financial results for the second quarter ended June 30, 2010.

Second Quarter 2010 Financial Highlights
•	Revenue increased 30.1% to $74.8 million from $57.5 million in the prior year period.
•	Gross profit increased 51.1% to $11.6 million from $7.7 million in the prior year period.
•	Gross margin was 15.5% compared to 13.4% in the prior year period.

Mr. Jinxiang Lu, A-Power's Chairman and CEO commented, “Our results in the second quarter were primarily driven by growth in our DG business, both domestically and internationally.  This segment experienced larger project orders and also benefitted from higher international sales in the second quarter which fueled our gross margin increase.  We are pleased that our revenue contribution from international projects has exceeded 30% of total revenues for the first time this quarter.  With significant wins in Vietnam, Pakistan and Thailand, we hope to continue building upon this international success. While our DG business generated EPC work for wind projects, we did not recognize revenue from wind turbine sales in the second quarter due to delays obtaining final permits for our 2.7 MW turbines scheduled for delivery to our Inner Mongolia and Shandong wind projects. We believe wind turbine sales will pick up in the second half of the year.”

Second Quarter 2010 Financial Results
Revenues in the 2010 second quarter increased 30.1% to $74.8 million from $57.5 million in the second quarter of 2009. The increase was primarily due to higher revenues recognized in the Company’s core DG business, with 2.3% of the total revenue attributable to the sale of PV solar equipment. Within the DG business segment, domestic sales represented approximately 67.4% of total revenue while International DG sales represented 32.6% of total DG revenue.

Gross profit in the second quarter increased 51.1% to $11.6 million from $7.7 million in the prior year period. Gross margin was 15.5%, up from 13.4% in the same quarter of 2009. The improvement in gross margin was attributable to an increase in large-scale DG orders as well as higher international sales which typically carry slightly higher margins.

Selling, general and administrative expenses in the second quarter were $8.7 million compared with $3.0 million in the prior year period. The increase in selling, general and administrative expenses was mainly due to the growth of the businesses and $2.7 million of SG&A expenses from Evatech Co. Ltd. ("Evatech") which the Company acquired in January 2010. The Company continues to shift PV solar production for Evatech to its home base in Shenyang.  As a percentage of revenues, selling, general and administrative expenses increased to 11.7% for the second quarter of 2010 from 5.2% in the second quarter of 2009.

Operating income was $2.9 million, or 3.9% of revenue in the second quarter of 2010 compared with $4.7 million, or 8.2% of revenue in the prior year period.

GAAP net income attributable to A-Power in the 2010 second quarter increased 86.3% to $11.6 million, or $0.25 per diluted share, from $6.3 million, or $0.14 per diluted share in the prior year period.  Non-GAAP net income, declined to $1.1 million from $4.7 million in prior year period.  In the 2010 second quarter, total shares outstanding on a diluted basis were 46.5 million shares, an increase of 32%, compared with 35.3 million in the prior year period.

Please refer to the tables below for a complete financial overview of our second quarter and first half results for 2010 and a reconciliation of non-GAAP financial measures included in this announcement to the most comparable GAAP financial measures.

Balance Sheet
As of June 30, 2010, the Company had cash and cash equivalents and restricted cash totaling $182.7 compared to $179.8 million at December 31, 2009.  Prepayments, deposits, other receivables from customers were $86.7 million compared with $52.5 million at the end of 2009. Short-term loans outstanding, as of June 30, 2010, were $63.1 million, compared with $19.9 million at December 31, 2009.  Working capital increased by approximately $22.6 million in the 2010 second quarter to $178.1 million. Total stockholders' equity rose to $357.3 million at June 30, 2010 from $252.6 million at December 31, 2009.

Recent Developments
Earlier in August, 2010, the Company signed cooperative agreements with The United Steelworkers (USW) and Shenyang Power Group (“SPG”). A-Power and SPG anticipate purchasing over time approximately 50,000 tons of steel from suppliers with employees represented by the USW. The USW will also guide and work collaboratively on all aspects of A-Power’s U.S. market strategies including manufacturing, assembly, component sourcing, distribution and wind energy project development. The Company expects that the cooperation with USW will benefit the development of its projects including the planning of a wind turbine assembly plant in Nevada and the ongoing development of the supply chain for the expected delivery of wind turbines to the 615MW wind farm under development in Texas.

In July 2010, the Company renewed its license agreement with German wind technology company Fuhrlander AG (“Fuhrlander”), and obtained the right to manufacture, operate, service and sell 2.7 MW wind turbines using Furhlander’s F2500 technology throughout China.  With the license agreement with Fuhrlander, the Company expects to bolster its position in the market of high capacity 2.7MW turbines, as the wind industry is increasingly transitioning to higher capacity turbines.

Also in the month of July, the Company’s subsidiary, Shenyang (Ruixiang) Lucky Wind Power Equipments Co., Ltd. (“Ruixiang”) has entered into a strategic partnership with Baoding Huide Wind Power Engineering Co. Ltd (“Baoding Huide”), a renewable energy company primarily focused on the development, manufacturing, and sales of 2.0 MW wind turbines and various design parts of wind power equipments in China. The partnership is intended to complement A-Power’s wind business with Baoding Huide’s assembly facility of wind turbine equipment to meet the growing demand for wind power in China, the United States and elsewhere.

Effective June 30, 2010, the Company appointed Mr. Kam F. Cheung to the position of Vice President of the International Division and Mr. Morris Li, Ph.D., to the position of Vice President of Solar Research and Development. Mr. Cheung has more than 20 years of business development, corporate finance, portfolio management, and securities underwriting experience including within the energy financing industry.  Doctor Li contributes to the Company’s proprietary PV cell production business and has more than 13 years of semiconductor industry experience.

Business Outlook
The Company reiterates its guidance for its full year 2010 outlook of revenues of $500 million and net income of $60 million.  This guidance is based upon the on-going DG projects and revenues from the expected sale of wind turbines to be generated during the remainder of 2010.

Mr. Lu continued, “We have many compelling opportunities in our business that can drive our revenue growth significantly higher in the second half of the year. Our DG business is expected to remain the primary performance driver with sales coming from our existing 15 projects. Significant sales are also expected in our wind turbine business in the second half of the year. We expect to begin delivery of 2.0 MW or larger turbines to customers in the second half of 2010. We are building a platform that will establish A-Power as an emerging leader in both distributed power and alternative power generation systems and are working aggressively to capitalize on the long-term growth opportunities in these areas.”

Conference Call
A-Power’s management will host an earnings conference call August 26, 2010 at 8:00 am. U.S. Eastern Time.  Listeners may access the call by dialing 1-866-713-8566, or 1-617-597-5325 for international callers, access code: 63631409.  A webcast of the conference call will be available through the Company’s website at http://www.apowerenergy.com.  A replay of the call will be accessible through September 2, 2010 by dialing 1-888-286-801 or 1-617-801-6888 for international callers, access code: 54527452.

About A-Power
A-Power Energy Generation Systems, Ltd. ("A-Power"),through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly DG projects of 25MW to 400MW, A-Power also operates one of the largest wind turbine manufacturing facilities in China and in March 2009, entered into an agreement to establish a joint venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang, Liaoning Province.  It also acquired Evatech, a designer and manufacturer of industrial equipment for amorphous-silicon (a-Si) photovoltaic (PV) panels, in 2010.

In addition to the establishment of strategic relationships with the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com.

Safe Harbor Statement
This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may", "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction, manufacturing and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new lines of business and jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets; our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2009. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

Contact

A-Power Energy Generation Systems
John S. Lin
Chief Operating Officer
Email: john@apowerenergy.com

ICR, LLC.
Mr. Bill Zima
Tel: +1 (203) 682-8200
Email: Bill.zima@icrinc.com

(Financial Tables on Following Pages)

GAAP-non-GAAP Reconciliation Table (unaudited)

	Three Months Ended June 30

USD 000	2010	2009
Net Income attributable to A-Power –GAAP	$11,645	$6,252
Reconcilation Item:

Stock-based compensation	498	344
Change in fair value of warrants	-12,641	-1,894

Loss on acquisition	1,608	-

Adjusted Net Income attributable to A-Power -non-GAAP	$1,110	$4,702

A-Power Energy Generation Systems Limited and Subsidiaries
Unaudited Consolidated Statements of Income and Comprehensive Income
(in Thousands of United States dollars)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$74,808	$57,518	$142,145	$88,717
Cost of sales and business taxes	63,201	49,838	120,767	77,104

Gross profit	11,607	7,680	21,378	$11,613

Expenses
Selling, general and administrative expenses	8,722	2,990	17,638	5,554

Income from operations	2,885	4,690	3,740	$6,059

Other income (expenses)
Interest income (expenses)	42	68	42	68
Finance costs	(422)	(20)	(1,168)	(20)
Gain (loss) on acquisition of Evatech	(1,608)	-	11,981	-
Other income (expense)	(46)	78	1,464	217
Accretion expense on convertible debt	-	(133)	-	(133)
Change in fair value of warrants	12,642	624	26,842	624
Change in fair value of embedded derivative - convertible notes	-	1,270	-	1,270

Total other expenses (income)	10,608	1,887	39,161	2,026

Income before provision for income taxes	13,493	6,577	42,901	$8,085

Provision for income taxes	2,231	138	2,457	148

Net Income	$11,262	$6,439	$40,444	$7,937

Net loss (income) in subsidiaries attributable to noncontrolling interest	383	(187)	502	(120)

Net income attributable to A-Power Energy Generation Systems Ltd.	$11,645	$6,252	$40,946	$7,817

Weighted average number of common shares outstanding - basic	45,363,638	33,706,938	44,725,192	33,706,938
Weighted average number of common shares outstanding - diluted	46,530,136	35,310,173	46,123,263	35,010,222
EARNINGS (LOSS) PER SHARE - BASIC	0.26	0.19	0.92	0.23
EARNINGS (LOSS) PER SHARE - DILUTED	0.25	0.14	0.89	0.19

A-Power Energy Generation Systems Limited and Subsidiaries
Unaudited Consolidated Balance Sheets
(in Thousands of United States dollars)

	June 30	December 31
	2010	2009
	(Unaudited)	(Audited)

Assets
Current assets
Cash and cash equivalents	$125,408	$166,476
Restricted cash	57,301	13,399
Short term investment	74	-
Accounts receivable, net of allowance for doubtful accounts of $Nil (2009 - $Nil)	39,445	12,463
Prepayments, deposits, other receivables	86,680	52,452
Costs and estimated earnings in excess of billings on uncompleted projects	3,625	2,967
Inventories	27,937	10,327
Due from related parties	107	105

Total current assets	340,577	258,189

Accounts receivable, net of allowance for doubtful accounts of $Nil (2009 - $Nil)	8,611	5,738
Long term prepayments, deposits, other receivables	8,651	-
Property, plant and equipment, net accumulated depreciation of $4,370 (2009 - $1,912)	74,556	58,617
Goodwill and other Intangible assets, net accumulated depreciation of $1,226 (2009 - $169)	47,468	22,412
Deposits on intangible assets	1,819	5,657
Deferred income tax assets	3,583	2,321
Long term investments	40,857	2,423

Total assets	$526,122	$355,357

A-Power Energy Generation Systems Limited and Subsidiaries
Unaudited Consolidated Balance Sheets
(in Thousands of United States dollars)

	June 30	December 31
	2010	2009
	(Unaudited)	(Audited)

Liabilities and Stockholder’s Equity
Current liabilities
Short-term bank loans	$63,114	$19,852
Accounts payable	34,136	15,415
Other payables and accrued liabilities	31,400	24,619
Customer deposits	5,134	9,994
Billings in excess of costs and estimated earnings on uncompleted projects	3,005	4,887
Unearned revenue	2	1,419
Due to related parties	1,407	4,158
Income and business taxes payable	7,332	4,078
Fair value of forward contracts	1,585	516
Warrants liability	15,409	17,750

Total current liabilities	$162,524	$102,688

Deferred income tax liabilities	3,985	31
Long-term bank loans	1,341	-
Retirement benefit obligations	1,003	-

Total liabilities	$168,853	$102,719

Stockholders' equity

Common shares, 150,000,000 authorized with par value of $0.0001 per share,
45,363,638 shares issued (2009 - 150,000,000 authorized, 39,585,706 issued)	5	4
Additional paid-in capital	258,441	203,491
Accumulated other comprehensive income	9,148	6,459
Statutory reserves	4,197	4,155
Retained earnings	39,253	(1,651)

Total A-Power Energy Generation Systems Ltd. stockholders' equity	$311,044	$212,458

Noncontrolling interest	46,225	40,180

Total stockholders' equity	357,269	252,638

Total liabilities and stockholders' equity	$526,122	$355,357

A-Power Energy Generation Systems Limited and Subsidiaries
Unaudited Consolidated Statements of Cash Flows
(in Thousands of United States dollars)

	Six months ended	Six months ended
	June 30, 2010	June 30, 2009
	(Unaudited)	(Unaudited)
Cash flows from operating activities

Net income	$40,444	$7,937
Items not affecting cash:	-	-
Stock-based compensation	996	549
Amortization	3,790	453
Future income tax recovery	197	-
Amortization of deferred financing costs	229	14
Change in fair value of warrants	(26,841)	(624)
Change in fair value of embedded derivatives	-	(1,270)
Accretion expenses on convertible debt	-	133
Loss recognized from GE Joint Venture	91	-
Change in fair value of derivatives	1,058	-
Gains on purchase of Evatech	(11,981)	-
Foreign exchange gain/loss	(967)	-
	7,016	7,192

Changes in operating assets and liabilities:

Accounts receivable	(28,985)	(4,295)
Inventories	(3,705)	(2,333)
Costs and estimated earnings in excess of billings on uncompleted contracts	(635)	(98)
Prepayments, deposits and other receivables	(37,822)	962
Accounts payable and accrued liabilities	(3,801)	5,860
Customer deposits	(5,119)	31,742
Due to (from) related parties	57	-
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,902)	5,299
Income and business tax payable	2,303	1,029
Retirement benefit obligation	56	-
Unearned revenue	(1,417)	-
	(73,954)	45,358

Cash provided by (used in) investing

Decrease in restricted bank balances	(43,519)	1,000
Short term investment	(73)
Purchase of property, plant and equipment	(1,341)	(427)
Payment of intangible assets	(3,018)	-
Construction in Progress	-	(2,759)
Loans repayment (payment) from (to) third party	(5,412)	-
Purchase of land use right	-	-
Acquisition of subsidiary	(2,201)	-
Long term investments	(36,625)	-
	(92,189)	(2,186)

Cash provided by (used in) financing

Proceeds from share capital, net of cost	5,566	-
Net proceeds from private placement	78,456
Net proceeds from issuance of convertible debt	-	37,096
Repayment of notes payable	-	-
Cash received from bank loans	49,900	-
Repayment of bank loans	(6,800)	-
Due to (from) related parties	(2,875)	3,996
Cash received from Hallys upon acquisition	90	-
Cash received from Evatech upon acquisition	169	-
	124,506	41,092

Effect of exchange rate changes	569	(36)

Net increase in cash and cash equivalents	(41,068)	84,228

Cash and cash equivalents, beginning of period	166,476	44,518
Cash and cash equivalents, end of period	$125,408	$128,746

Supplemental disclosures of cash flow information
Interest paid	123	6
Income tax paid	1,152	-